GP NURMENKARI, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMENKARI INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64 Wall Street, Suite 402
(No. and Street)

Norwalk (City) CT (State) 06850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barnett 212-490-3113 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06850 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Albert Pezone__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GP NURMENKARI INC.__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALLISON POON
Notary Public, State of New York
No. 01PO6301038
Qualified in New York County
Commission Expires April 14, 2018

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GP NURMENKARI, INC.
TABLE OF CONTENTS



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road · Wilton, CT 06897 · (203) 210-7364 · FAX (203) 210-7370 · Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of GP Nurmenkari, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Nurmenkari, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Halpern & Associates, LLC

Halpern & Associates LLC

We have served as the Company's auditor since December 31, 2017.

Wilton, CT
February 26, 2018

GP NURMENKARI, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	52,034
Deposits with clearing organizations		50,000
Receivable from customers and clearing organization		9,055
Furniture and equipment at cost, net of accumulated depreciation ($18,929)		7,075
Prepaid expenses and other assets		5,034
Security deposit		2,000
TOTAL ASSETS	$	125,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	14,458
TOTAL LIABILITIES		14,458

Stockholder's equity		
Common stock – authorized 200 shares non par		
200 shares issued and outstanding		70,030
Additional paid-in capital		50,400
Shareholder distributions		(715,894)
Retained earnings		706,204
Total stockholders' equity		110,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	125,198

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company earns commissions on the securities transaction amount from clients when transactions are completed and settled through the brokerage accounts on a fully disclosed basis. Commission on the transaction is earned and recognized when the underlying transaction is completed. Consulting income is earned and recognized when the underlying service is completed.

3. Fair Value of financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities to determine fair value disclosures. In accordance with the Fair Value Measurements and disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell a asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. Under GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 –Valuation is based upon quoted prices in active markets for identical instruments that the entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded on the active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets and liabilities.

Level 2 – Valuation is based upon inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to their fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input ot the fair value measurement in its entirety requires judgment and considers factors specific to the investment. As of December 31, 2017, the Company did not own securities and did not have principal transactions. The Company reported cash and cash equivalents, commission receivables and accounts payable, and other liabilities at carrying amounts that approximate fair values because of the short maturity.

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4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

5. Commitments and contingencies

The Company entered into a new lease of office space for an initial term of twelve (12) months commencing on December 1, 2016 and expiring on November 30, 2017. Pursuant to that lease, the Company elected its option to renew for twelve month ending November 30, 2017. The Company has declined to extend for another year after November 2017, and is currently occupying its space pursuant to a "holdover" provision in the 2016 lease. The Company intends to move to new office space in March 2018.

The Company pays as additional rent its pro-rata share of utilities including heating oil, electricity and water during said term. The Company's pro rata share of such additional rent is equal to 6.25 percent of the gross utility expenses for the building.

A security deposit of $2,000 was paid on November 17, 2016.

Rent expense (inclusive of the 6.25 percent additional rent) for 2017 was $19,007 and is included in Occupancy expense in the Statement of Operations.

The Company has outstanding a deposit with it clearing broker Alpine Securities Corporation in the amount of $25,000 and a $25,000 deposit with Albert Fried & Company.

In the ordinary course of business, the Company may from time to time have legal claims made against it, both asserted and unasserted. The Company believes that, as of December 31, 2017, there are no claims, either asserted or unasserted, that require either to be disclosed herein or or to be reserved for in these financial statements.

6. Depreciation

Property and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of five to seven years.

Property and equipment as of December 31, 2017 consisted of office furniture and equipment at a cost of $26,004. Depreciation expense for the year was $3,953.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2017, the Company's minimum capital requirement was $5,000. The company's aggregate indebtedness to net capital ratio was 0.18 to 1 and the Company had net capital of $71,111 which exceeded the minimum required dollar amount by $66,111.

8. Income taxes

The Company has elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed through to the Shareholder. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. However, the Company is still subject to local corporation taxes if taxable income exceeds certain amount by offsetting entitled loss carry forward. The Company has an accrual of $1,068 for NYC taxes. There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The Corporate tax returns are open for audit for a period of three years from the date of filing.

9. Rule 15C3-3

The Company is exempt from the provisions of Rule 15C3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

.In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

10. Subsequent Events

The Company has evaluated subsequent events from December 31, 2017 through the date these financial statements were issued.